SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 19, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on December 19, 2014.

Buenos Aires, December 19th 2014.

To

COMISIÓN NACIONAL DE VALORES

(Argentine Securities Exchange Commission)

BOLSA DE COMERCIO DE BUENOS AIRES

(Buenos Aires Stock Exchange)

MERCADO ABIERTO ELECTRÓNICO S.A.

(Open Electronic Market S.A.)

Re. Relevant Fact

Dear Sirs,

Please be advised that we received the notice of resignation of (i) HSBC Bank USA National Association as trustee, co-registrar, principal paying agent, transfer agent and calculation agent under the indenture dated December 18, 2006, as amended and supplemented (the “Indenture”) and (ii) HSBC Bank Argentina S.A. as representative of the trustee in Argentina, registrar, paying agent and transfer agent under the Indenture.

Also, be advised that on December 19, 2014 we executed an agreement of resignation, appointment and acceptance, pursuant to which Banco Macro S.A. (i) has accepted the above-mentioned resignations and (ii) has appointed (a) Deutsche Bank Trust Company Americas, as trustee, co-registrar, principal paying agent, transfer agent and calculation agent, and (b) Deutsche Bank S.A., as representative of the trustee in Argentina, registrar, paying agent and transfer agent, to replace HSBC Bank USA National Association and HSBC Bank Argentina S.A. in their respective roles under the Indenture. The agreement of resignation, appointment and acceptance will be effective as of December 29, 2014.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 19, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director